UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81750R102

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel Corporate

Facsimile: 01-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81750R102

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 21,781,753
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 21,781,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,781,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14.29%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 152,381,739 shares of Common Stock outstanding as of August 19, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 26, 2024.

CUSIP No. 81750R102

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 21,781,753
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 21,781,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,781,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14.29%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 152,381,739 shares of Common Stock outstanding as of August 19, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 26, 2024.

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2018, as amended by Amendment No. 1 filed with the SEC on August 19, 2020 and Amendment No. 2 filed with the SEC on July 22, 2022 (the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock of Seres Therapeutics, Inc. (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On September 30, 2024, pursuant to a certain Securities Purchase Agreement, dated August 5, 2025 (the “SPA”), the Issuer sold 14,285,715 shares of its Common Stock, par value $0.001 per share (the “Acquired Shares”), to Société des Produits Nestlé S.A., a Swiss société anonyme (“SPN”), at a purchase price per share of $1.05, for an aggregate purchase price of $15 million. SPN purchased the Acquired Shares with available cash.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On September 30, 2024, the Issuer sold 14,285,715 shares of Common Stock to SPN in connection with the execution of that certain Asset Purchase Agreement (the “Asset Purchase Agreement”), dated August 5, 2024, by and between the Issuer and SPN, pursuant to which the Issuer agreed to, among other things, sell its VOWST microbiome therapeutic business to SPN. As a closing condition to the Asset Purchase Agreement, the Issuer and SPN entered into the SPA.

The information in Item 6 of this Amendment is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) – (b) of the Original Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. Prior to the consummation of the transactions contemplated by the SPA, SPN held 7,496,038 shares of Common Stock, par value $0.001 per share of the Issuer (the “Previously Acquired Shares”). The 14,285,715 shares of Common Stock acquired pursuant to the SPA reported on this Amendment are directly held by SPN, which is a wholly-owned subsidiary of Nestlé S.A. Based on the information contained in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 26, 2024, the total issued and outstanding shares of Common Stock held by SPN , which includes the Previously Acquired Shares and the Acquired Shares, comprises approximately 14.29% of the Issuer’s issued and outstanding Common Stock.

Except for the shares of Common Stock owned by SPN described in this Item 5, none of the Reporting Persons beneficially own any other securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Securities Purchase Agreement

On September 30, 2024, the Issuer and SPN entered into the SPA whereby SPN agreed to purchase the Acquired Shares at a purchase price per share of $1.05, for an aggregate purchase price of $15 million. The sale and purchase of the Acquired Shares was consummated immediately following the execution of the SPA. Under the terms of the SPA, SPN agreed not to sell or transfer the Acquired Shares for a period of six months after Closing (as defined in the SPA), subject to certain customary exceptions. The Issuer agreed to register the resale of the Acquired Shares within 90 days of Closing. In addition, under the terms of the SPA, for as long as SPN, together with its affiliates, beneficially owns at least 10% of the Issuer’s outstanding shares of Common Stock, the Issuer agreed to take such action within its control to include one individual designated by SPN in the slate of nominees recommended by the Issuer’s Board of Directors (or the applicable committee of the Issuer’s Board of Directors) to the Issuer’s stockholders for election to its Board of Directors at the applicable stockholder meeting. The SPA also included customary representations and warranties and closing conditions.

Asset Purchase Agreement

On August 5, 2024, the Issuer and SPN entered into the Asset Purchase Agreement pursuant to which the Issuer agreed to, among other things, sell its VOWST microbiome therapeutic business to SPN. As a closing condition to the Asset Purchase Agreement, the Issuer and SPN entered into the SPA. The Asset Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 4	Asset Purchase Agreement, dated August 5, 2024, by and between Société des Produits Nestlé S.A. and Seres Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2024).

Exhibit 5	Securities Purchase Agreement, dated August 5, 2024, by and between Société des Produits Nestlé S.A. and Seres Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2024

NESTLÉ S.A.

By:	/s/ Anna Mohl
Name: Anna Mohl
Title: Executive Vice President

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President